© 2025 Greystone & Co. II LLC. Confidential. All rights reserved. CRA Beneficial Unit Certificates Offering NYSE Symbol: GHI ISSUER FREE WRITING PROSPECTUS DATED May 23, 2025 FILED PURSUANT TO RULE 433 REGISTRATION NO. 333-268538

Important Information Forward-Looking Statements This presentation incorporates information from a prospectus dated April 30, 2024, filed by Greystone Housing Impact Investors LP (the "Partnership") with the Securities and Exchange Commission for the offering to which this communication relates (the “Prospectus”) and contains forward-looking statements. All statements in this document other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. When used, statements which are not historical in nature, including those containing words such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” and similar expressions, are intended to identify forward-looking statements. We have based forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the headings “Risk Factors” beginning on page 11 of the Prospectus, and page 24 of our Annual Report on Form 10-K for the year ended December 31, 2024. These forward-looking statements are subject to various risks and uncertainties and the Partnership expressly disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Free Writing Prospectus Statement The Partnership has filed a registration statement on Form S-3 (the “Registration Statement”) and Prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. The Registration Statement on Form S-3 was declared effective by the SEC on December 2, 2022. Before you invest, you should read the Prospectus, the Registration Statement, and other documents the Partnership has filed with the SEC for more complete information about the Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Partnership will arrange to send you the Prospectus if you request it by calling (855) 428-2951. Additional Disclosures There is no guarantee that any specific outcome will be achieved in connection with an investment in the Partnership. An investment in our Beneficial Unit Certificates (“BUCs”) involves risks. Investors should be able to bear a complete loss of their investments. You should carefully consider the information in the “Risk Factors” sections our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and any prospectus for an offering of BUCs that we file with the SEC. © 2025 Greystone & Co. II LLC. Confidential. All rights reserved.

Greystone Housing Impact Investors LP Partnership Details as of March 31, 2025 Symbol (NYSE) GHI Most recent quarterly distribution1 $0.37 BUC price (common) $12.33 Units outstanding 23,171,226 Market capitalization $285.7 million 52-week range of BUC price $10.12 - $16.29 Total assets $1.54 billion Ratio of debt to total assets at par or cost 74% Greystone Housing Impact Investors LP (NYSE:GHI) (the "Partnership") was formed on April 2, 1998 under the Delaware Revised Uniform Limited Partnership Act for the initial purpose of acquiring, holding, selling and otherwise dealing with a portfolio of mortgage revenue bonds which have been issued to provide construction and/or permanent financing of multifamily residential properties.  We expect and believe the interest received on our tax-exempt mortgage revenue bonds and similar investments is excludable from gross income for Federal income tax purposes.   We also make other investments in accordance with the Second Amended and Restated Agreement of Limited Partnership dated December 5, 2022. The Partnership expects that the majority of its invested assets, as determined by its General Partner, will be considered eligible for regulatory credit under the CRA. 1. The distribution was paid on April 30, 2025 to BUC holders of record as of March 31, 2025. The distribution is payable to BUC holders of record as of the last business day of the quarter and GHI trades ex-dividend the same day as the record date, with a payable date of the last business day of the subsequent month. © 2025 Greystone & Co. II LLC. Confidential. All rights reserved.

The Partnership – Illustrative Structure The Partnership was formed for the primary purpose of acquiring, holding, selling, and managing a portfolio of mortgage revenue bonds issued to provide construction and/or permanent financing of multifamily residential properties. $1.54 billion portfolio generates primarily interest income and capital gains for the Partnership. The Partnership pays management fees and operating expenses. The Partnership uses prudent levels of leverage to optimize fund returns. The Partnership is approximately 74% levered. 34% of debt is fixed rate on fixed rate assets, 9% is variable rate debt on variable rate assets and 40% is hedged variable rate debt on fixed rate assets. This leaves 17% as variable rate debt on fixed rate assets, of which a majority of the securitized assets in this category have maturity dates in 2025. Preferred Units are senior in distribution & liquidation to the General Partner and BUC capital. The Preferred Units receive CRA allocation to specific requested Community Development Investments. $285.7 million of market cap equity as BUCs listed on the NYSE as of March 31, 2025. Holders currently receive quarterly distributions. © 2025 Greystone & Co. II LLC. Confidential. All rights reserved.

BUC Investment Thesis Beneficial Unit Certificate (“BUC”): GHI is a limited partnership, and as such the controlling document is the Second Amended and Restated Agreement of Limited Partnership dated December 5, 2022 (the “LPA”) The Partnership has issued Beneficial Unit Certificates (“BUCs”) representing assigned limited partnership interests to investors (“BUC holders”) The assigned limited partnership interest structure, rather than a direct limited partner structure, allows the BUCs to trade freely on the New York Stock Exchange (“NYSE”), while retaining the rights and privileges of the BUC holder as set forth in the LPA The Partnership currently makes quarterly distributions to BUC holders Records and Reporting: BUC holders receive a Schedule K-1 annually and may access SEC filings, such as Form 10-Q’s and the annual Form 10-K, through: EDGAR at www.sec.gov/edgar/searchedgar/companysearch The Partnership investor relations website at www.ghiinvestors.com/sec-filings/all-sec-filings © 2025 Greystone & Co. II LLC. Confidential. All rights reserved.

CRA Investment Thesis Community Reinvestment Act Beneficial Unit Certificate (“CRA BUC”): To provide US depository institutions with an investment opportunity likely to receive positive CRA consideration from regulators, enjoying significant portfolio diversification, and competitive market level returns. CRA allocations are managed across multiple, portfolio asset level allocation requests, while ensuring no allocation overlap. The Partnership is required by the LPA to ensure that a majority of the portfolio’s invested assets qualify as public welfare investments as defined in 12 C.F.R. § 24.3. As of March 31, 2025, approximately $1.09 billion, or around 74%, of the Partnership’s invested assets were identified as community development investments, of which over $1.01 billion were available for allocation. Identical rights, preferences and transferability as the Partnership's existing BUCs 2% discount on CRA BUC price at issuance of BUC to previous day closing price. CRA BUCs will receive the same quarterly distributions, and allocations of income, as BUCs. CRA BUCs are free to be sold on the NYSE at CRA BUC holders’ determination. © 2025 Greystone & Co. II LLC. Confidential. All rights reserved.

Competitive Market Rate Returns Pre-tax, tax-exempt equivalent yield: A principal objective of the Partnership is to make quarterly distributions to the BUC holders. The General Partner expects that allocable income will comprise of 20% to 40% tax-exempt income, with the remainder taxable income. As of March 31, 2025: © 2025 Greystone & Co. II LLC. Confidential. All rights reserved. Annualized Quarterly Distribution, excluding supplemental distributions, divided by BUC Net Purchase Price. Tax-exempt component of return divided by (1-Federal Tax Rate Assumption). Closing BUC Price $12.33 Issuance Discount 0.02 BUC Net Purchase Price $12.083399999999999 Quarterly Distribution $0.37 Forward Distribution & Yield1: 0.12248208285747389 Tax-Exempt Portion (estimate) 0.4 Federal Tax Rate Assumption 0.21 Pre-tax and tax-exempt equivalent yield components Taxable 0.6 7.3% Tax-Exempt2 0.4 6.2% Combined pre-tax and tax-exempt equivalent yield: 0.13500000000000001 Closing BUC Price $12.33 Issuance Discount 0.02 BUC Net Purchase Price $12.083399999999999 Quarterly Distribution $0.37 Forward Distribution & Yield1: 0.12248208285747389 Tax-Exempt Portion (estimate) 0.4 Federal Tax Rate Assumption 0.21 Pre-tax and tax-exempt equivalent yield components Taxable 0.6 7.3% Tax-Exempt2 0.4 6.2% Combined pre-tax and tax-exempt equivalent yield: 0.13500000000000001

Illustrative Issuance © 2025 Greystone & Co. II LLC. Confidential. All rights reserved. Close as of March 31, 2025 Whole number of BUCs issued BUC Price Previous Close less Net Purchase Price multiplied by Number of BUCs Issued 30-Day Average volume as of March 31, 2025 Investor requests an investment in CRA BUCs up to $10,000,000 CRA BUCs sold at a 2% discount to the closing price of the BUCs on previous trading day as quoted on the NYSE A whole number of CRA BUCs are issued at the discounted price and Capital Invested is calculated Investor executes subscription agreement for Capital Invested amount and BUCs are issued with CRA Allocations Target Capital to Invest $10,000,000 BUC Price Previous Close1 $12.33 Issuance Discount 0.02 BUC Net Purchase Price $12.083399999999999 Number of BUCs Issued2 827581 Capital Invested $9,999,992.2554000001 Discount Received3 $,204,081.47460000031 30-Day Average Volume4 45943 Days to Cover 19 Capital Invested $10,000,000 Issuance Discount 0.02 Discount $,200,000 Net Investable Capital $9,800,000 BUC Price Previous Close1 $15.45 Capital Invested $9,999,994.5800000001 Net Purchase Price $15.140999999999998 Number of BUCs Issued 660458.35810052184 30-Day Average Volume 30424 Days to Cover 21.708465622551994 Target Capital to Invest $10,000,000 BUC Price Previous Close1 $12.33 Issuance Discount 0.02 BUC Net Purchase Price $12.083399999999999 Number of BUCs Issued2 827581 Capital Invested $9,999,992.2554000001 Discount Received3 $,204,081.47460000031 30-Day Average Volume4 45943 Days to Cover 19 Capital Invested $10,000,000 Issuance Discount 0.02 Discount $,200,000 Net Investable Capital $9,800,000 BUC Price Previous Close1 $15.45 Capital Invested $9,999,994.5800000001 Net Purchase Price $15.140999999999998 Number of BUCs Issued 660458.35810052184 30-Day Average Volume 30424 Days to Cover 21.708465622551994

CRA Allocation & Exit Methodology Issuance At close, Investor will receive newly issued CRA BUCs which will be matched with CRA allocation requests. CRA Allocation CRA allocation requests are captured in the subscription agreement. The investor will receive a letter of CRA allocation and statement of non-overlap matching the CRA allocation requests. Transfer Agent CRA BUCs will be registered in the Investor’s name on the Partnership’s BUC holder records and held in the Investor’s name at the Partnership’s transfer agent in book-entry form, to ensure accurate recording of capital invested and allocation to CRA investments. Market Liquidity CRA BUCs are offered under an effective Form S-3 Registration Statement and will be approved for listing on the NYSE. The CRA BUCs will be freely tradable by Investors. Any transfer or sale of the CRA BUCs out of the Investor’s holding account at the transfer agent will result in the loss of the Investor’s CRA allocation. Remaining CRA allocations will be prorated across current allocations at that time. Investor will receive an updated CRA allocation letter. © 2025 Greystone & Co. II LLC. Confidential. All rights reserved.

Community Development Investments

- The Partnership has over $1.01 billion in Community Development Investments ("CDI") available for allocation as of March 31, 2025
- The majority of the Partnership invested assets are eligible CDIs under the Community Reinvestment Act ("CRA")
  - CRA Majority of Invested Assets Certification provided at close.
  - Annual CRA Majority of Invested Assets Certification provided thereafter.
- The General Partner determines CDI's where the majority of underlying units are restricted to those earning up to 80% of Area Median Income ("AMI")
  - Low Income Housing Tax Credit multifamily housing.
  - 501(c)(3) Income Restricted multifamily housing.
- A CRA BUC investment has CDI specific allocations while also providing diversified risk across a portfolio
  - Equity allocated to specific CDI(s) for reporting purposes.
  - Strict control of CRA allocations to ensure no overlap.
  - Fund portfolio spreads economic risk.





Bruton Apartments Dallas, TX	Seasons At Simi Valley Simi Valley, CA	Vineyard Gardens Apartments Oxnard, CA
$18.14 Million Senior Bond 100% @ 60% AMI	**$4.4 Million** Senior Bond 40% @ 40% & 60% @ 50% AMI	**$4.0 Million** Senior Bond 100% @ 50% AMI

Illustrative transactions

© 2025 Greystone & Co. II LLC. Confidential. All rights reserved.

Greystone Housing Impact Investors LP | 10

Allocable Community Development Investments States with Allocable Community Development Investments As of March 31, 2025, the Partnership has over $1.01 billion of Community Development Investments available for allocation. © 2025 Greystone & Co. II LLC. Confidential. All rights reserved. State CRA Available for Allocation AZ 34,185,000 CA 410,824,001 GA 8,050,000 IN 5,220,000 LA 11,500,000 MD 33,727,000 MN 34,620,000 MS 4,828,000 NM 24,900,000 SC 191,567,000 TX 243,065,312 WA 14,350,000 Total 1,016,836,313

APPENDIX © 2025 Greystone & Co. II LLC. Confidential. All rights reserved.

Summary of Key Terms © 2025 Greystone & Co. II LLC. Confidential. All rights reserved. ISSUER Greystone Housing Impact Investors LP (NYSE: GHI), a Delaware limited partnership. SECURITIES OFFERED Up to $25,000,000 of Beneficial Unit Certificates representing assignments of limited partnership interests in GHI, with an accompanying allocation under the Community Reinvestment Act (“CRA BUCs”). REGISTERED OFFERING CRA BUCs offered under an effective Form S-3 Registration Statement filed by GHI with the SEC. FORM OF HOLDING SECURITIES CRA BUCs that are issued to investors will be registered in the investor’s name on GHI’s BUC holder records and held in the investor’s name at GHI’s transfer agent in book-entry form. This form of holding the securities will assist GHI in ensuring the accuracy of CRA allocations amongst the CRA BUC holders. No physical BUCs certificates will be issued for CRA BUCs. An investor’s subscription materials and statement of ownership provided by the transfer agent will serve as evidence of ownership of the investor’s CRA BUCs. PRICE 2% discount to previous day closing price as quoted on the New York Stock Exchange (“NYSE”). DISTRIBUTION AND LIQUIDATION PREFERENCE None. CRA BUCs are not a separate class or series of GHI’s BUCs and thus have the same rights, preferences, and privileges as GHI’s other Beneficial Unit Certificates. CRA BUC holders will be entitled to receive, along with all of GHI’s other holders of Beneficial Unit Certificates, non-cumulative distributions paid as declared by the General Partner, which is typically quarterly. Such distributions will be junior in priority to distributions declared and payable to the holders of GHI’s preferred units of limited partnership interest. LIQUIDITY The CRA BUCs are offered and sold pursuant to GHI’s currently effective Form S-3 registration statement on file with the Securities and Exchange Commission. In addition, the CRA BUCs will be approved for listing on the NYSE. As a result, the CRA BUCs issued to investors in this offering will be freely tradable by such investors. However, any transfer or sale of CRA BUCs by an investor will result in the loss of the investor’s CRA allocation, which may result in the loss to the investor of positive Community Reinvestment Act (“CRA”) consideration by the federal and state bank regulatory agencies with respect to the investor’s investment in the CRA BUCs. If an investor desires to sell or otherwise transfer the investor’s CRA BUCs, the investor must instruct the investor’s brokerage firm to electronically move the CRA BUCs from the investor’s direct registration account at the transfer agent to the investor’s brokerage firm for that broker to sell. Once a transfer request is initiated by the investor’s brokerage firm, we expect that the transfer will clear within three (3) business days.

Summary of Key Terms © 2025 Greystone & Co. II LLC. Confidential. All rights reserved. INVESTED ASSETS GHI expects that the majority of the assets held by GHI, as determined by its General Partner, will be considered eligible for regulatory credit under the CRA. RIGHTS OF CRA BUC HOLDERS The holders of CRA BUCs will have the same rights, preferences, and privileges as GHI’s other Beneficial Unit Certificate holders. CRA ALLOCATION Community Development Investment Specific Allocation with Portfolio Diversification. CRA Allocation requests will be made via the Subscription Agreement. The General Partner will provide CRA Allocation and Statement of non-overlap letter at close updated as necessary on a quarterly basis to reflect any reduction of CRA BUCs held by the transfer agent. On a quarterly basis, upon a record date as determined by the General Partner, the transfer agent will confirm the number of CRA BUCs held by an investor, and the General Partner will prorate CRA allocations for any CRA BUCs transferred to the investor’s brokerage firm during the period. FUND CRA GHI will provide each investor a CRA Certificate of Majority of Invested Assets at the closing of the investment, and annually thereafter. USE OF PROCEEDS GHI intends to use the net proceeds from this offering for general partnership purposes, including the acquisition of additional mortgage revenue bonds, governmental issuer loans, and other investments meeting GHI’s investment criteria as permitted under GHI’s amended and restated limited partnership agreement, and for general working capital needs. LINKS 2024 Form 10-K - https://www.sec.gov/ix?doc=/Archives/edgar/data/0001059142/000095017025023761/ghi-20241231.htm Form 8-A/A, Description of the Beneficial Unit Certificates and GHI’s Second Amended and Restated Agreement of Limited Partnership https://www.sec.gov/Archives/edgar/data/1059142/000095017022026830/2022.12.20_nyse_form_8-a.htm

GHI BUC 2-Year Historical Performance1 © 2025 Greystone & Co. II LLC. Confidential. All rights reserved. Source data Yahoo Finance

Interest Rate Sensitivity Analysis The management team seeks the optimization of Fixed versus Variable rate leverage based upon the current and projected market interest rates. The sensitivity analysis below is as of March 31, 2025, and represents the change over the next 12 months assuming an immediate shift in interest rates and management does not adjust its strategy in response. Please Note: The interest rate sensitivity table above (the “Table”) represents the change in interest income from investments, net of interest on debt and settlement payments for interest rate derivatives over the next twelve months, assuming an immediate parallel shift in the SOFR yield curve and the resulting implied forward rates are realized as a component of this shift in the curve. Assumptions include anticipated interest rates, relationships between interest rate indices and outstanding investments, liabilities and interest rate derivative positions. No assurance can be made that the assumptions included in the Table presented herein will occur or that other events will not occur that will affect the outcomes of the analysis. Furthermore, the results included in the Table assume the Partnership does not act to change its sensitivity to the movement in interest rates. As the above information incorporates only those material positions or exposures that existed as of March 31, 2025, it does not consider those exposures or positions that could arise after that date, except as noted previously on this slide. The ultimate economic impact of these market risks will depend on the exposures that arise during the period, our risk mitigation strategies at that time and the overall business and economic environment. “Per BUC Impact” - The net interest income change per BUC calculated based on 23,171,226 BUCs outstanding as of March 31, 2025. © 2025 Greystone & Co. II LLC. Confidential. All rights reserved. Description -100 bps -50 bps +50 bps +100 bps +200 bps Tender Option Bond debt financings $4,446,791 $2,223,396 $-2,223,396 $-4,446,791 $-8,893,583 Other Financings & Derivatives -2,447,159 -1,223,580 1,223,580 2,447,159 4,894,319 Variable Rate Investments $-,799,382 $-,399,691 $,399,691 $,799,382 $1,598,765 Net Interest Income Impact $1,200,250 $,600,125 $-,600,125 $-1,200,250 $-2,400,499 Per BUC Impact $5.179915814553792E-2 $2.589957907276896E-2 $-2.589957907276896E-2 $-5.179915814553792E-2 $-0.10359827313410175 BUCs 23171226 Description -100 bps -50 bps +50 bps +100 bps +200 bps Tender Option Bond debt financings $4,446,791 $2,223,396 $-2,223,396 $-4,446,791 $-8,893,583 Other Financings & Derivatives -2,447,159 -1,223,580 1,223,580 2,447,159 4,894,319 Variable Rate Investments $-,799,382 $-,399,691 $,399,691 $,799,382 $1,598,765 Net Interest Income Impact $1,200,250 $,600,125 $-,600,125 $-1,200,250 $-2,400,499 Per BUC Impact $5.179915814553792E-2 $2.589957907276896E-2 $-2.589957907276896E-2 $-5.179915814553792E-2 $-0.10359827313410175 BUCs 23171226

The Management Team We approach multifamily real estate as long-term owners and managers. Based in Omaha, Nebraska, the core team of real estate professionals executes the Partnership’s fundamental long-term strategy. Our in-depth knowledge of the industry, from development to property management, combined with our proven and verifiable track record of success, is a testament of the commitment and dedication we bring to each transaction. The General Partner that manages the Partnership’s operations is a wholly owned subsidiary of Greystone, a leading commercial real estate lending firm. Key features of each of our real estate investments includes: Preservation of capital. Predictable current cash distributions/yields. Potential for enhanced yield/capital appreciation. Expertise Multifamily Lending Multifamily Ownership Affordable Housing Seniors and Skilled Nursing Facilities Multifamily Property Management Student Housing © 2025 Greystone & Co. II LLC. Confidential. All rights reserved.

– Company Highlights © 2025 Greystone & Co. II LLC. Confidential. All rights reserved. *For HUD’s 2024 fiscal year ending September 30, 2024. Based upon combined firm commitments received by Greystone Funding Company LLC and Greystone Servicing company LLC and excludes risk sharing and hospital loans. ** Primary and Special Servicing combined, as of December 31, 2024. *** Other includes CMBS, Equity, Construction, Greystone Housing Impact Investors LP (“GHI”), Alt Agency products & Assumptions.

Ownership Diagram Greystone Housing Impact Investors LP – Ownership Diagram (1) Beneficial Unit Certificates (“BUCs”) represent Limited Partnership Interests in Greystone Housing Impact Investors LP that are credited to the initial Limited Partner and whose rights are irrevocably assigned to the BUC Holders. Greystone AF Manager LLC America First Capital Associates, L.P. Two (“AFCA 2” or the “General Partner) Greystone Housing Impact Investors LP (NYSE: GHI) Limited Partnership Interests Preferred Units Series A, Series A-1 & Series B Greystone AF Holdings LLC Greystone ILP, inc. (The “initial limited partner”) Beneficial Unit Certificate (“BUC”) Holders 100% owned Limited Partnership Interests (1) 99.99% owned .01% owned 1% owned Portfolio of Investments 99% owned © 2025 Greystone & Co. II LLC. Confidential. All rights reserved.